FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___             No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated October 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 23, 2007	By: /s/ Marc Beuls
Name: Marc Beuls
Title: President and Chief Executive Officer

By: /s/ David Sach
Name: David Sach
Title: Chief Financial Officer

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.
FOR IMMEDIATE RELEASE
October 23, 2007

MILLICOM INTERNATIONAL CELLULAR S.A. ANNOUNCES RESULTS
FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2007

New York and Stockholm – October 23, 2007 – Millicom International Cellular S.A. (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC), the global telecommunications company, today announces results for the quarter and nine months ended September 30, 2007.

•	77% increase in revenues for Q3 to $686m (Q3 06: $388m) *
•	60% increase in EBITDA for Q3 to $296m (Q3 06: $186m) *
•	Subscriber increase for Q3 of 77%, bringing total subscribers to 20m*
•	Profit before taxes from continuing operations for Q3 of $169m (Q3 06: $102m) *
•	Net profit for Q3 of $138m (Q3 06: $52m)
•	Basic earnings per common share for Q3 of $1.36 (Q3 06: $0.52)

•	80% increase in revenues for the nine months to Sep 07 to $1,862m (YTD 06: $1,032m) *
•	65% increase in EBITDA for the nine months to Sep 07 to $807m (YTD 06: $488m) *
•	Profit before taxes from continuing operations for the nine months to Sep 07 of $432m (YTD 06: $253m) *
•	Net profit for the nine months to Sep 07 of $584m (YTD 06: $119m) **
•	Basic earnings per common share for the nine months to Sep 07 of $5.79 (YTD 06: $1.19) **

*   Excludes discontinued operations
** Includes gain on sale of Paktel Limited of $258 million

Chief Executive Officer’s Review

Marc Beuls, Chief Executive Officer, comments:  “Millicom continues to deliver excellent growth with a 77% increase in revenues year on year on the back of an acceleration of capex during the quarter to $347 million. This higher level of investment is reflected in the addition of 2 million customers during the quarter bringing the total to 20 million. Millicom is today increasing its capex forecast for the full year 2007 from $800m to over $1 billion as we continue to invest in future growth. We are expecting a similar level of capex for 2008.

“The most encouraging aspect of these results has been in Africa where we have taken the opportunity to increase the pace of our build-out through a substantial increase in capex. This steadily increasing level of investment is driving the rate of subscriber acquisition in Africa which was up 44% year on year, up an impressive 17% quarter on quarter and delivering year on year revenue growth for the quarter of 52%.  In order to exploit the growth opportunity in our African markets we have accepted a somewhat lower margin of 28% in the third quarter, but we still believe that margins will move back to historical levels whilst we continue to invest as we build critical scale. In our two newest African markets, Chad and DRC, revenues were up by 117% and 150% respectively and, encouragingly, in our two largest African markets, Ghana and Tanzania, year on year revenue growth in Q3 of 43% and 51% respectively, showed the positive impact of the price cuts in Q2. Also in Senegal, growth in revenues of 38% demonstrated that the one-off issues from Q2 are behind us. We continue to be excited by the prospects in Africa but reiterate our view that the lack of infrastructure will continue to be a challenge and this will mean higher levels of operating expenditure than in our other markets for the time being.

“In Central America subscribers grew by 74% year on year showing the continued momentum in these three markets with revenues and EBITDA increasing by 45% following the move to per-second billing in the first quarter. ARPU in Central America was stable at $20 which is above the Latin American average ARPU of $17, as reported by Research and Markets. tigo has higher than average ARPU for a number of reasons but most importantly it is because we have a high proportion of the best customers in our markets. It is for this reason that we will start to roll out 3G services in 2008 to offer these high-end customers mobile data services on our existing licenses and frequencies. In order to make spectrum available for this 3G launch, we are churning off the residue of our TDMA and CDMA customers in all three countries, and expect to report no older technology subscribers by the end of the year in this region. EBITDA margins increased slightly across

Central America to 54%, having been 53% in the previous quarter, reflecting the fact that tigo has a strong market share in all three markets which gives us a larger percentage of on-net calls and so helps to sustain our margins.

“South America’s high revenue growth of 245% for the third quarter has been driven by the acquisition of our new Colombian business in 2006 but excluding Colombia, the underlying revenue growth for the region was still 53%, a very good performance. Both Paraguay and Bolivia have benefited from per-second billing and a growing level of recurring revenue from value-added services. In Colombia, tigo grew revenues by 12% quarter on quarter as we concentrated on growing our market share with a focus on building out our distribution networks.  We were able to maintain our EBITDA margin at 25% for this quarter even with the substantial quarter-on-quarter revenue growth. tigo is gathering momentum in Colombia with 211 thousand net adds in the quarter as it continues to grow its market share. Official figures issued by the regulator show that tigo’s subscribers grew by 11% quarter on quarter whereas the market grew by 3%. Today tigo has a good network, a competitive number of distribution outlets and the ability to offer more competitive services going forward.

“Our Asian cluster produced a solid performance with revenues up by 30% and EBITDA up by 41% with margins of 43% which is the same as our current Group average.  In particular, we have seen the benefit of substantial investment in the network in Sri Lanka with a 54% growth in revenues over the year.

“Overall, we see opportunities in all our markets to continue investing aggressively in order to increase our market share and to exploit the general growth in the market as penetration rates continue to rise across our markets. In Latin America our markets are still growing strongly even though penetration rates today are over 50% in four of our six markets. In certain markets in South America other than our own, penetration rates are now approaching 90% and so the prospects for penetration growth in our markets remain good. In Africa and Asia penetration is only just starting to move into this exciting high growth phase.

“We have improved our balance sheet structure by buying US$45m of our 10% Senior Notes due on December 1, 2013 whilst we continue to raise the debt at the operating company level. We took advantage of the turbulence in the debt markets to buy the bonds at a discount to the net present value of the price at which the bonds can be called in December 2008.

“Millicom has the opportunity to exploit its current position as we are in sixteen exciting high growth markets worldwide and we have the ability to fund this growth by way of our strong cash flow.  In addition, our low leverage enables us to look at other exciting opportunities to generate shareholder value. We expect 2007 to be another record year for the Group.”

FINANCIAL SUMMARY FOR THE PERIOD TO SEPTEMBER  30, 2007 AND 2006

REPORTED NUMBERS US$ ‘000	Q3 2007	Q3 2006	Q on Q Change	YTD 2007(v)	YTD 2006	YTD change
Revenues (i)	686,360	388,071	77%	1,862,411	1,032,319	80%
EBITDA(i) (ii)	295,980	185,512	60%	806,558	487,957	65%
EBITDA margin	43%	48%		43%	47%
Profit for the period	137,631	51,791	166%	584,396	119,052	391%

Total subscribers(i) (iii)	19,951,674	11,266,120	77%
Attributable subcribers(i) (iv)	16,990,625	9,469,698	79%

(i)	Excludes discontinued operations
(ii)
EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketingcosts, general and administrative expenses from revenues and other operating income.

(iii)	Total subscriber figures represent the worldwide total number of subscribers of mobile systems in which Millicom has an ownership interest.
(iv)	Attributable subscribers are calculated as 100% of subscribers in Millicom’s subsidiary operations and Millicom’s percentage ownership ofsubscribers in each joint venture operation.
(v)	YTD profit includes gain on sale of Paktel Limited of $258 million

FINANCIAL AND OPERATING SUMMARY

•	Record revenues of $686 million in Q3 2007, up 77% vs Q3 2006

•	Record EBITDA of $296 million in Q3 2007, up 60% vs Q3 2006

•	Investments include capex of $347 million for the third quarter and $738 million for the nine months to September 30, 2007

•	Purchase of $45 million nominal value of 10% Senior Notes due on December 1, 2013

•	Cash and cash equivalents of $1,058 million at end of Q3 2007

•	Cash upstreaming of $484 million in the nine months to September 30, 2007

•	Net debt of $584 million with a Net Debt to extrapolated full year EBITDA ratio of 0.5 to 1 enabling significant continuing investment

•	Strong subscriber growth with total subscribers at 20 million, an increase of 77% compared to Q3 2006

•	Millicom has a policy of reporting only subscribers that have generated revenues within a period of 60 days, or in the case of new subscribers, only those that have already started generating revenues

•	2 million net new total subscribers in Q3 2007

•	Total mobile minutes increased by 98% for the three months ended September 30, 2007 from the same quarter in 2006 and prepaid minutes increased by 101% in the same period.

REVIEW OF OPERATIONS

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

Total revenues for the three months ended September 30, 2007 were $686.4 million, an increase of 77% from the third quarter of 2006 excluding discontinued operations.  The Central American operations produced a 45% increase in revenues from $207.3 million for the third quarter of 2006 to $300.2 million for the third quarter of 2007. Quarterly growth continues to be strong following the introduction of per-second billing with strong new subscriber growth and strong revenues from value-added services.

The momentum in South America continued with underlying year on year organic revenue growth of 53% for the quarter, excluding Colombia. Bolivia and Paraguay have benefited from the introduction of e-PIN and per-second billing, and the focus on value-added services, which have led to stronger ARPUs, particularly in Paraguay.  Including Colombia, which was consolidated in the fourth quarter of 2006, revenues for South America were $214.8 million, giving an average ARPU for the cluster of $14.

Revenues for Africa in the third quarter were $121.7 million compared to $80.3 million in the third quarter of 2006, representing an increase of 52%. Millicom continues to deliver good revenue growth in Africa through increased capex to expand our networks. Excluding DRC and Chad, which are still in the start up phase and therefore growing from a low base, the strongest market was Tanzania which grew its top line by 51% from the third quarter of 2006.  This growth in Tanzania reflects the benefits of the price cut in Q2 and demonstrates the improvements following the change in the local management team earlier in the year. Revenues also strengthened in Ghana growing 43% from 2006 following the price cut in the second quarter.

Revenues for Asia for the third quarter grew by 30% year on year to $49.7 with a 54% increase in Sri Lanka driven by the launch of  tigo in the first quarter, and significant capex in 2006 and early 2007.

The Group EBITDA for the three months ended September 30, 2007 was $296.0 million, a 60% increase from the third quarter of 2006.  Central America recorded growth in EBITDA of 45% from the third quarter of 2006 to $161.1 million and South America was up by 76% excluding Colombia for the same period, and by 181% to $79.8 million including Colombia. EBITDA for Africa increased by 8%, to $33.7 million. EBITDA for Asia was $21.4 million, a 41% increase from the third quarter of 2006.

The Group EBITDA margin for the third quarter of 2007 was 43% compared to 48% for the third quarter of 2006.  Excluding Colombia, the consolidated EBITDA margin would have been 47% in the third quarter of 2007.  Central and South America recorded EBITDA margins of 54% and 37% respectively. The South American EBITDA margin was impacted by the lower than average margin in Colombia Movil of 25%. Excluding Colombia, the EBITDA margin in South America would have been 53%.  For Africa, the EBITDA margin was 28%, and for Asia it was 43%.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

Total revenues for the nine months to September 30, 2007 were $1,862.4 million, an increase of 80% from the same period of 2006.    Revenues for Central America were $820.2 million, an increase of 50%, and for South America revenues were up 59% excluding Colombia or by 260% including Colombia to $570.6 million.  Revenues for Africa were $331.4 million, increasing by 51%.  In Asia revenues were $140.3 million, up 29% year on year.

EBITDA was $806.6 million for the nine months to September 30, 2007, an increase of 65% over the same period of 2006.  EBITDA for Central America for the period increased by 55% to $440.4 million and increased by 191% for South America to $201.3 million or by 81% excluding Colombia.  Africa recorded an 18% increase to $105.6 million for the period ended September 30, 2007.  EBITDA for Asia was $59.2 million for the period, up 31% year on year.

The Group EBITDA margin for the nine months to September 30, 2007 was 43%, for Central America it was 54%, for South America 35% (including Colombia), for Africa 32% and for Asia 42%.

Total mobile minutes increased by 98% for the nine months to September 30, 2007 compared with the same period in 2006.

SUBSCRIBER GROWTH

In the third quarter of 2007 Millicom’s worldwide operations in Latin America, Africa and Asia added 1,984,691 net new total mobile subscribers.

At September 30, 2007, Millicom’s total mobile subscriber base increased by 77% to 19,951,674 subscribers from 11,266,120 as at September 30, 2006.  Particularly significant year on year percentage increases were recorded in the Democratic Republic of Congo (863%), Sierra Leone (251%), Honduras (89%), Chad (81%), and El Salvador (72%).  Millicom’s attributable subscriber base increased to 16,990,625 as at September 30, 2007 from 9,469,698 as at September 30, 2006, an increase of 79%.

Prepaid subscribers accounted for 95 % or 18,997,480 of the total mobile subscribers reported at the end of the third quarter.

COMMENTS ON FINANCIAL STATEMENTS

•	The acquisition of Colombia Movil has impacted many areas of the financial statements, with particularly major impacts on the revenues, EBITDA, subscriber numbers, depreciation, and Capex.

•	The depreciation charge in 2007 is substantially higher than in 2006 due to higher capital expenditures and the impact of acquiring Colombia Movil.

•	The increase in property, plant and equipment (PPE) from December 31, 2006 is primarily a result of the higher capex levels to greatly improve the quality and coverage of the networks.

•
Paktel Limited (Pakistan) was classified as an asset held for sale in the fourth quarter of 2006 and its assets have been segregated and shown on separate lines on the December 31, 2006 balance sheet. Paktel was sold to China Mobile Communications Corporation in the first quarter of 2007.  Paktel, Pakcom, Vietnam and Peru have all been classified as discontinued operations in the financial statements and, accordingly, the current and prior year results have been amended to show these operations within a single line on the consolidated statements of profit and loss.

OTHER INFORMATION

The amounts in the consolidated statements of profit and loss for the quarters and nine month periods ended September 30, 2007 and 2006, the consolidated balance sheets as at September 30, 2007 and December 31, 2006, the condensed consolidated statements of cash flows for the nine months ended September 30, 2007 and 2006 and the condensed consolidated changes in equity for the nine month periods ended September 30, 2007 and 2006 are determined in accordance with the principles of International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the fourth quarter of 2007 will be published on February 13, 2008.

Millicom's investor and analyst visit will be held on 29 and 30 October 2007 in Colombia.

Luxembourg, October 23, 2007.

Marc Beuls, President & Chief Executive Officer
David Sach, Chief Financial Officer

Millicom International Cellular S.A
15 rue Léon Laval
L-3372 Leudelange
Luxembourg
Tel : +352 27 759 101
Registration number: R.C.S. Luxembourg B 40.630

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in Asia, Latin America and Africa.  It currently has mobile operations and licenses in 16 countries.  The Group’s mobile operations have a combined population under license of approximately 287 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls	Telephone: +352 27 759 327
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

David Sach	Telephone: +352 27 759 327
Chief Financial Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best	Telephone: +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 15.00 UK / 16.00 CET / 10.00 EDT, on Tuesday, October 23, 2007.  The dial-in numbers are: +44 (0)20 8817 9301, +46 (0)8 50520 270 or +1 718 354 1226 and the passcode is 4188851 .  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call.A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7806 1970 / +46 (0)8 5876 9441  or +1 718 354 1112, access code: 4188851#.

APPENDICES

•	Consolidated statements of profit and loss for the three months ended September 30, 2007 and 2006

•	Consolidated statements of profit and loss for the nine months ended September 30, 2007 and 2006

•	Consolidated balance sheets as at September 30, 2007 and December 31, 2006

•	Condensed consolidated statements of cash flows for the nine months ended September 30, 2007 and 2006

•	Condensed consolidated statements of changes in equity for the nine months ended September 30, 2007 and 2006

•	Quarterly analysis by cluster

•	Total subscribers and market position by country

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the three months ended September 30, 2007 and 2006

	Quarter ended	Quarter ended
	Sep 30, 2007	Sep 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	686,360	388,071

Operating expenses

Cost of sales (excluding depreciation and amortization)	(173,440)	(103,356)

Sales and marketing	(131,086)	(58,335)

General and administrative expenses	(85,854)	(41,939)

Other operating income	-	1,071

EBITDA	295,980	185,512

Corporate costs	(10,476)	(8,297)

Stock compensation	(4,524)	(2,838)

(Loss) gain on disposal / write down of assets, net	(72)	264

Gain from sale of subsidiaries and joint ventures, net	-	369

Depreciation and amortization	(86,820)	(56,149)

Operating profit	194,088	118,861

Interest expense	(42,547)	(29,475)

Interest and other financial income	16,316	12,558

Other non-operating, net	97	(491)

Profit from associated companies	1,200	317

Profit before taxes from continuing operations	169,154	101,770

Taxes	(34,637)	(28,704)

Profit before discontinued operations and minority interest	134,517	73,066

Result from discontinued operations	(233)	(21,055)

Minority interest	3,347	(220)

Net profit for the period	137,631	51,791

Basic earnings per common share (US$)	1.36	0.52

Weighted average number of shares outstanding in the period (in thousands)	100,981	100,496

Profit for the period used to determine diluted earnings per common share	141,843	51,791

Diluted earnings per common share (US$)	1.31	0.51

Weighted average number of shares and potential dilutive shares outstanding in the period (in thousands)	108,037	101,438

Millicom International Cellular S.A.

Consolidated statements of profit and loss
for the nine months ended September 30, 2007 and 2006

	Nine months ended	Nine months ended
	Sep 30, 2007	Sep 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Revenues	1,862,411	1,032,319

Operating expenses

Cost of sales (excluding depreciation and amortization)	(488,459)	(281,524)

Sales and marketing	(330,006)	(150,945)

General and administrative expenses	(237,388)	(113,661)

Other operating income	-	1,768

EBITDA	806,558	487,957

Corporate costs	(32,620)	(27,643)

Stock compensation	(14,695)	(9,431)

Loss on disposal / write down of assets, net	(706)	(250)

Gain from sale of subsidiaries and joint ventures, net	-	5,836

Depreciation and amortization	(249,518)	(142,348)

Operating profit	509,019	314,121

Interest expense	(121,951)	(84,932)

Interest and other financial income	42,006	26,579

Other non-operating, net	337	(3,386)

Profit from associated companies	2,981	972

Profit before taxes from continuing operations	432,392	253,354

Taxes	(122,261)	(76,554)

Profit before discontinued operations and minority interest	310,131	176,800

Gain on sale from discontinued operations	258,346	-

Result from discontinued operations	273	(55,522)

Minority interest	15,646	(2,226)

Net profit for the period	584,396	119,052

Basic earnings per common share (US$)	5.79	1.19

Weighted average number of shares outstanding in the period (in thousands)	100,869	100,241

Profit for the period used to determine diluted earnings per common share	596,832	119,052

Diluted earnings per common share (US$)	5.53	1.18

Weighted average number of shares and potential dilutive shares outstanding in the period (in thousands)	107,945	101,202

 Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2007 and December 31, 2006

	Sep 30, 2007	Dec 31, 2006
	(Unaudited)
	US$’000	US$’000
Assets

Non-current assets

Intangible assets, net	484,083	482,775

Property, plant and equipment, net	1,838,153	1,267,159

Investment in associates	9,706	6,838

Financial assets:

Pledged deposits	7,527	4,512

Other	11,656	21,713

Deferred taxation	7,728	3,706

Total non-current assets	2,358,853	1,786,703

Current assets

Financial assets:

Pledged deposits	6,839	45,402

Inventories	70,254	54,245

Trade receivables, net	204,915	185,455

Amounts due from joint ventures and joint venture partners	38,122	37,346

Amounts due from other related parties	-	1,221

Prepayments and accrued income	81,437	58,429

Current tax assets	6,831	4,916

Supplier advances	73,683	55,080

Other current assets	43,197	28,432

Cash and cash equivalents	1,057,871	656,692

Total current assets	1,583,149	1,127,218

Assets held for sale	-	407,073

Total assets	3,942,002	3,320,994

Millicom International Cellular S.A.
Consolidated balance sheets
as at September 30, 2007 and December 31, 2006

	Sep 30, 2007	Dec 31, 2006
	(Unaudited)
	US$’000	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 101,125,293 shares as of September 30, 2007)	387,081	372,526

Other reserves	25,897	2,966

Accumulated profits / (losses) brought forward	127,856	(39,565)

Net profit for the period / year	584,396	168,947

	1,125,230	504,874

Minority Interest	49,506	77,514

Total equity	1,174,736	582,388

Liabilities
Non-current liabilities

Debt and other financing:

10% Senior Notes	495,418	538,673

4% Convertible Notes – Debt component	177,606	171,169

Other debt and financing	832,019	649,153

Other non-current liabilities	48,102	49,353

Deferred taxation	37,247	34,368

Total non-current liabilities	1,590,392	1,442,716
Current liabilities

Other debt and financing	136,752	134,661

Capex accruals and payables	442,617	276,850

Other trade payables	216,632	151,454

Amounts due to joint ventures and joint venture partners	30,642	32,017

Amounts due to related parties	4,650	5,184

Accrued interest and other expenses	150,088	113,316

Current tax liabilities	68,544	89,077

Other current liabilities	126,949	99,292

Total current liabilities	1,176,874	901,851

Liabilities directly associated with assets held for sale	-	394,039

Total liabilities	2,767,266	2,738,606

Total equity and liabilities	3,942,002	3,320,994

Millicom International Cellular S.A.
Condensed consolidated statements of cash flows
for the nine months ended September 30, 2007 and 2006

	Sep 30, 2007	Sep 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

EBITDA	806,558	487,957

Movements in working capital	38,674	22,091

Cash generated from continuing operations	845,232	510,048

Corporate costs	(29,606)	(28,651)

Net interest paid	(68,453)	(42,515)

Taxes paid	(128,291)	(68,557)

Net cash provided by operating activities	618,882	370,325

Cash flow used by investing activities	(561,660)	(440,182)

Cash flow provided by financing activities	77,255	72,544

Cash from continuing operations	134,477	2,687

Cash flow used by operating activities related to discontinued operations	(2,133)	(17,212)

Cash flow from / (used by) investing activities related to discontinued operations	263,037	(47,636)

Cash flow from financing activities related to discontinued operations	-	30,519

Cash effect of exchange rate changes	5,798	2,459

Net increase / (decrease) in cash and cash equivalents	401,179	(29,183)

Cash and cash equivalents, beginning	656,692	596,567

Cash and cash equivalents, ending	1,057,871	567,384

Millicom International Cellular S.A.
Condensed consolidated statements of changes in equity
for the nine months ended September 30, 2007 and 2006

	Sep 30, 2007	Sep 30, 2006
	(Unaudited)	(Unaudited)
	US$’000	US$’000

Equity as at January 1	582,388	333,784

Profit for the period	584,396	119,052

Stock compensation	14,695	9,431

Fair value loss on available for sale financial assets	-	(3,308)

Shares issued via the exercise of stock options	6,781	13,088

Share issued via payment of bonuses	1,000	-

Movement in currency translation reserve	13,484	(1,619)

Minority interest	(28,008)	(11,600)

Equity as at September 30	1,174,736	458,828

Millicom International Cellular S.A.
Quarterly analysis by cluster
(Unaudited)

						Increase
	Q3 07	Q2 07	Q1 07	Q4 06	Q3 06	Q3 06 to Q3 07
Revenues (US$’000) (1)

Central America	300,159	270,520	249,475	250,866	207,258	45%
South America	214,795	188,424	167,409	162,344	62,308	245%
Africa	121,726	106,425	103,219	92,405	80,291	52%
Asia(1)	49,680	47,981	42,598	38,166	38,214	30%
Total Revenues	686,360	613,350	562,701	543,781	388,071	77%

Discontinued operations	-	-	6,130	12,124	14,432

EBITDA (US$’000) (1)

Central America	161,061	143,053	136,326	131,431	110,874	45%
South America	79,827	65,717	55,793	48,856	28,393	181%
Africa	33,676	33,383	38,537	32,831	31,095	8%
Asia(1)	21,416	20,348	17,421	16,073	15,150	41%
Total EBITDA	295,980	262,501	248,077	229,191	185,512	60%

Discontinued operations	(211)	741	422	(3,610)	(5,697)

Total mobile subs(1)

Central America	7,404,211	6,706,098	5,917,914	5,164,167	4,247,941	74%
South America	5,304,712	4,855,446	4,519,945	4,329,973	1,966,614	170%
Africa	4,618,204	3,954,080	3,809,185	3,425,680	3,215,415	44%
Asia	2,624,547	2,451,369	2,268,434	2,025,625	1,836,150	43%
Total	19,951,674	17,966,993	16,515,478	14,945,445	11,266,120	77%

Attributable mobile subs(1)

Central America	5,214,233	4,732,442	4,179,295	3,645,886	2,985,925	75%
South America	5,304,712	4,855,446	4,519,945	4,329,973	1,966,614	170%
Africa	4,443,865	3,793,573	3,659,047	3,286,083	3,092,132	44%
Asia	2,027,815	1,905,145	1,775,377	1,578,626	1,425,027	42%
Total	16,990,625	15,286,606	14,133,664	12,840,568	9,469,698	79%

(1)	Excludes discontinued operations.

Millicom International Cellular S.A.
Total subscribers and market position by country
(Unaudited)

Country and Equity Holding	Country Population (millions) (i)	MIC Market Position(ii)	Total Subscribers(iii)
			07 Q3	06 Q3	y-o-y Growth
Central America

El Salvador (100.0%)	7	1 of 5	1,910,102	1,112,173	72%

Guatemala (55.0%)	13	1 of 3	3,073,786	1,857,947	65%

Honduras (66.7%)	7	1 of 2	2,420,323	1,277,821	89%
			7,404,211	4,247,941	74%
South America

Bolivia (100.0%)	9	2 of 3	963,129	864,018	11%

Colombia (50.0% + 1 share)	44	3 of 3	2,502,848

Paraguay (100.0%)	7	1 of 4	1,838,735	1,102,596	67%
			5,304,712	1,966,614	170%
Africa

Chad (87.5%)	10	2 of 2	283,107	156,203	81%

DRC (100.0%)	66	3 of 4	395,527	41,061	862%

Ghana (100.0%)	23	2 of 4	1,505,460	977,087	54%

Mauritius (50.0%)	1	2 of 3	348,678	246,565	41%

Senegal (100.0%)	13	2 of 2	991,776	883,824	12%

Sierra Leone (100.0%)	6	3 of 5	101,530	28,961	251%

Tanzania (100.0%)	39	3 of 5	992,126	881,714	13%
			4,618,204	3,215,415	44%
Asia

Cambodia (58.4%)	14	1 of 3	1,435,312	988,870	45%

Laos (74.1%)	7	3 of 5	99,268	83,194	19%

Sri Lanka (100.0%)	21	2 of 4	1,089,967	764,086	43%

			2,624,547	1,836,150	43%

Total Subscribers			19,951,674	11,266,120	77%

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market share derived from active subscribers based on interconnect
(iii)
Millicom has a policy of reporting only those subscribers that have generated revenues within a period of 60 days, or in the case of new subscribers only those that have already started generating revenues